July 18, 2024

Harish Chidambaran
Chief Executive Officer
iLearningEngines, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

       Re: iLearningEngines, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 1, 2024
           File No. 333-279908
Dear Harish Chidambaran:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 81

1. We note the revisions made in response to prior comment 6. Please revise to discuss whether you have sufficient capital resources to meet your cash requirements for the next
       12 months and separately beyond the next 12 months.
Forward Purchase Agreement, page 83

2. In response to prior comment 7, you provided two new risk factors on page 46 and additional disclosure regarding the Forward Purchase Agreement on pages 83 and 161.
       Please revise this disclosure, as appropriate, to address the following:
           You indicate that the    Maturity Date    is 24 months after the
Closing; however, the
           OTC Equity Prepaid Forward Transaction filed as Exhibit 10.40 indicates the
 July 18, 2024
Page 2

              Maturity Date    is one year after the closing of the business
combination.
             You indicate that you may be required to repurchase up to 2,500,000 shares of common stock from Polar Multi-Strategy Master Fund. Please update this disclosure to indicate the actual amount of shares you may be required to repurchase, which appears to be 445,000 shares in light of the April 9, 2024, amendment to the
           agreement that provided that Polar    shall not be obligated to and
shall not purchase,
           any Private Shares.
             Please quantify the total amount you may be required to pay to Polar at the Maturity
           Date above the amount you already prepaid. Also disclose the total per share price you will have paid for the shares if your shares are trading below the $10.67 prepaid price.

       Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Paul S. Alexander